Exhibit 21.1

LIST OF SUBSIDIARIES

As of August 21, 2013, the following entities are subsidiaries of The ExOne Company

Name	Jurisdiction of Incorporation or Organization

Ex One KK	Japan
ExOne GmbH	Germany
ExOne Americas LLC (formerly known as ProMetal RCT, LLC)	Delaware
ExOne Holding Deutschland GmbH	Germany